July 3, 2007

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Woody:

In response to your letter dated June 2, 2007 and in follow up to our phone conversation yesterday, we request an extension of time to file our response to your letter until July 20. 2007.

Additionally, as we discussed regarding Exhibit 31.1 and Exhibit 31.2, we have prospectively conformed our certifications to reflect the exact wording as provided in Item 601 (b) (31) of Regulation S-B. This was completed with the Form 10SB as of February 28, 2007 and we confirm that it will continue to be incorporated in all future filings. As you agreed, we will not amend the 10-KSB for May 31, 2006 for the certifications.

Thank you for your time. Please contact me if you have any questions or need additional information.

Sincerely,

Marie M. May
Chief Financial Officer

HomeLife Realty Services, Inc.
1503 South Coast Dr. #204
Costa Mesa, Ca 92626
714-241-3030